UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934
For the month of July 2026
Commission File Number 001-37626
Mesoblast Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Australia
(Jurisdiction of incorporation or organization)

Silviu Itescu
Chief Executive Officer and Executive Director
Level 38
55 Collins Street
Melbourne 3000
Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐

INFORMATION CONTAINED ON THIS REPORT ON FORM 6-K
On July 21, 2026, Mesoblast Limited filed with the Australian Securities Exchange a new issue announcement, which is attached hereto as Exhibit 99.1, and is incorporated herein by reference.
On July 21, 2026, Mesoblast Limited filed with the Australian Securities Exchange a new issue announcement, change of director’s interest notice (Appendix 3Y) which is attached hereto as Exhibit 99.2, and is incorporated herein by reference.
On July 21, 2026, Mesoblast Limited filed with the Australian Securities Exchange a new issue announcement, notification of issue, conversion or payment up of unquoted equity securities (Appendix 3G) which is attached hereto as Exhibit 99.3, and is incorporated herein by reference.
On July 21, 2026, Mesoblast Limited filed with the Australian Securities Exchange a new issue announcement, application for quotation of securities (Appendix 2A) which is attached hereto as Exhibit 99.4, and is incorporated herein by reference.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Mesoblast Limited
/s/ Niva Sivakumar

Niva Sivakumar
Company Secretary
Dated: July 21, 2026

INDEX TO EXHIBITS

Item

99.1	Press release of Mesoblast Ltd, dated July 21, 2026.
99.2	Appendix 3Y of Mesoblast Ltd, dated July 21, 2026.
99.3	Appendix 3G of Mesoblast Ltd, dated July 21, 2026.
99.4	Appendix 2A of Mesoblast Ltd, dated July 21, 2026.